Exhibit 3

[NEW FRONTIER LOGO]

NEW FRONTIER MEDIA



                                                              December 24, 2001

Dear New Frontier Media, Inc. Stockholder:

         New Frontier Media, Inc. (the "Company") has announced the adoption of a Stockholder Rights Plan (the "Plan"). This letter briefly describes the Plan and explains the reasons for adopting it. Enclosed is a document entitled "Summary of Rights to Purchase Preferred Stock," which provides detailed information about the Plan. We urge you to read it carefully.

         The Plan is intended to protect your interests as a stockholder in the event New Frontier Media, Inc. and its Board are confronted with coercive or unfair takeover tactics. The Plan contains provisions designed to safeguard your interests in the event of an unsolicited offer to acquire the Company, whether through a gradual accumulation of shares in the open market, a tender offer that does not treat all stockholders equally, the acquisition in the open market or otherwise of shares constituting control without offering fair value to all stockholders, or other abusive takeover tactics that the Board believes are not in the best interests of the Company's stockholders. These tactics may unfairly pressure stockholders, reducing the full value of their investment without affording any real choice.

         Many companies have Rights Plans similar to the one we have adopted. We consider the Plan to be the best available means of protecting your right to retain your equity investment and the full value of that investment, while not foreclosing a fair acquisition bid for the Company.

         The Plan is not intended to prevent a takeover of the Company and will not do so. The mere authorization of the rights dividend should not affect any prospective offeror willing to make an all cash offer at a full and fair price or to negotiate with the Board of Directors. The Plan will not interfere with a merger or other business combination transaction approved by your Board of Directors because the Rights may be redeemed by the Company in accordance with the terms of the Plan.

         Prior to adopting the Plan, the Board was concerned that a person or company could acquire control of the Company without paying a fair premium for control or without offering a fair price to all stockholders and that, if a competitor acquired control of the Company, the competitor would have a conflict of interest with respect to the Company and could use any acquired influence over or control of the Company to the detriment of the Company's other stockholders. The Board believes that such results would not be in the best interests of all stockholders.


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         Issuance of the Rights does not in any way adversely affect the financial strength of the Company or interfere with its business plan. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share, is not taxable to the Company or to you, and will not change the way in which you can currently trade the Company's shares. As explained in detail in the enclosed summary, the Rights will only be exercisable if an event occurs that triggers their effectiveness. They will then operate to protect you against being deprived of your right to share in the full measure of the Company's long-term potential.

         The Board was aware when it acted that some people have advanced arguments that securities of the type we are issuing deter legitimate acquisition proposals. We carefully considered these views and concluded that the arguments are speculative and do not justify leaving stockholders without the protection afforded by the Plan against unfair treatment by a potential acquiror -- who, after all, is seeking his own company's advantage, not yours. The Board believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

         While, as noted above, the distribution of the Rights will not be taxable to you or the Company, stockholders may, depending upon the circumstances, recognize taxable income if and when the Rights become exercisable or if the Rights should ever be redeemed.

         Continuing our growth and maximizing long-term shareholder value are the major goals of the management and Board of Directors of New Frontier Media, Inc.

                                  Sincerely,

                                  Mark Kreloff
                                  Chief Executive Officer
                                  and President